UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires:January 31, 2027 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: April 30, 2025
2. State identification Number:
AL 62903	AK 60091501	AZ 96888	AR 60046351	CA ORG 76167	CO IC2006-29-973
CT 1113951	DE	DC 60077589	FL	GA SC-MF-0048897	HI
ID 87979	IL 60017858	IN FCS-P-001410	IA I-110392	KS 2022S0000106	KY 60021353
LA	ME 10069488	MD SM20210755	MA	MI 995103	MN R-47863.8
MS 60090929	MO R2021-0590	MT 272061	NE 124966	NV	NH MF21-0086200
NJ MF-5494	NM 72486	NY S34-65-41	NC 26267	ND MF21-5192	OH BE1960731
OK SE-2252811	OR 2021-2468	PA 2005-07-040MF	RI	SC MF24002	SD 83009
TN RN2022B-1933	TX C 129905	UT 007-4964-67	VT 11/01/21-09	VA 146434	WA 60091924
WV I 111199	WI 867223	WY 24269	PUERTO RICO 63667-0
Other (specify): GU: GU2014-9554
3. Exact name of investment company as specified in registration statement: PFG Fidelity Institutional AM® Core Plus Bond Strategy Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 12, 2025

We, as members of management of the PFG American Funds® Conservative Income Strategy Fund, PFG American Funds® Growth Strategy Fund, PFG BNY Mellon Diversifier Strategy Fund, PFG BR Target Allocation Equity Strategy Fund, PFG Fidelity Institutional AM® Core Plus Bond Strategy Fund, PFG Fidelity Institutional AM® Equity Index Strategy Fund, PFG Fidelity Institutional AM® Equity Sector Strategy Fund, PFG Global Equity Index Strategy Fund, PFG Invesco® Equity Factor Rotation Strategy Fund, PFG Janus Henderson® Balanced Strategy Fund, PFG Janus Henderson® Tactical Income Strategy Fund, PFG JP Morgan® Tactical Aggressive Strategy Fund, PFG JP Morgan® Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS® Aggressive Growth Strategy Fund, PFG PIMCO Active Core Bond Strategy Fund, and PFG US Equity Index Strategy Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2025, and from February 28, 2025 through April 30, 2025.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2025, and from February 28, 2025 through April 30, 2025, with respect to securities reflected in the investment accounts of each Fund.

/s/ Kevin Wolf .

Kevin Wolf, Principal Executive Officer

/s/ James Colantino

James Colantino, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the PFG American Funds® Conservative Income Strategy Fund, PFG American Funds® Growth Strategy Fund, PFG BNY Mellon Diversifier Strategy Fund, PFG BR Target Allocation Equity Strategy Fund, PFG Fidelity Institutional AM® Core Plus Bond Strategy Fund, PFG Fidelity Institutional AM® Equity Index Strategy Fund, PFG Fidelity Institutional AM® Equity Sector Strategy Fund, PFG Global Equity Index Strategy Fund, PFG Invesco® Equity Factor Rotation Strategy Fund, PFG Janus Henderson® Balanced Strategy Fund, PFG Janus Henderson® Tactical Income Strategy Fund, PFG JP Morgan® Tactical Aggressive Strategy Fund, PFG JP Morgan® Tactical Moderate Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG MFS® Aggressive Growth Strategy Fund, PFG PIMCO Active Core Bond Strategy Fund, and PFG US Equity Index Strategy Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of April 30, 2025. The Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of April 30, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from February 28, 2025 (the date of our last examination), through April 30, 2025:

•	Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“the Custodian”), and National Financial Services, LLC (“NFS”) without prior notice to management

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds, the Custodian, and NFS

•	Agreement of twelve security purchases and thirteen security sales or maturities since our last report from the books and records of the Funds to broker confirmations

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2025, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen & Company, LTD.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

August 12, 2025